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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                              RAIT Investment Trust
                              ---------------------
                                (Name of Issuer)


                      Common Shares of Beneficial Interest
                      ------------------------------------
                         (Title of Class of Securities)


                                    749227104
                                 --------------
                                 (CUSIP Number)


                           Michael S. Yecies, Esquire
                             Resource America, Inc.
                               1845 Walnut Street
                             Philadelphia, PA 19103
                                 (215) 546-5005
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 7, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               (Page 1 of 9 Pages)



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                                                               Page 2 of 9 Pages
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CUSIP No.  749227104
         --------------

     1.   Name of Reporting Person
          I.R.S. Identification No. of above person

                     Resource America, Inc.
                     I.R.S. Identification No. 720654145

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                     Not Applicable   (a) [   ]             (b) [   ]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions)

                     Not Applicable

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                     Not Applicable

     6.   Citizenship or Place of Organization

                     Delaware

Number of            7.  Sole Voting Power
Shares Bene-                  1,083,337
ficially Owned       8.  Shared Voting Power
by Each Repor-                None
ting Person With     9.  Sole Dispositive Power
                              1,083,337
                     10. Shared Dispositive Power
                              None

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,083,337

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      Not Applicable


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                                                               Page 3 of 9 Pages
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     13.  Percent of Class Represented by Amount in Row (11)

                      5.2%


     14.  Type of Reporting Person (See Instructions)

                      CO





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                                                               Page 4 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares"), of RAIT Investment Trust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 1818 Market Street, Philadelphia, Pennsylvania 19103.


ITEM 2.  IDENTITY AND BACKGROUND

         The Statement is being filed by Resource America, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a proprietary asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the energy, real estate and financial services sectors. The Reporting Person's principal business address is 1845 Walnut Street, Philadelphia, Pennsylvania 19103. The Reporting Person sponsored the Issuer's formation in January 1998.

         Executive Officers and Directors of the Reporting Person
         --------------------------------------------------------

         Edward E. Cohen, President, Chief Executive Officer and Chairman of the Board of Directors
         1845 Walnut Street, Philadelphia, PA 19103

         Jonathan Z. Cohen, Executive Vice President, Chief Operating Officer and Director
         1845 Walnut Street, Philadelphia, PA 19103

         Steven J. Kessler, Senior Vice President and Chief Financial Officer 1845 Walnut Street, Philadelphia, PA 19103

         Freddie M. Kotek, Senior Vice President
         1845 Walnut Street, Philadelphia, PA 19103

         Michael L. Staines, Senior Vice President
         1845 Walnut Street, Philadelphia, PA 19103

         Alan F. Feldman, Senior Vice President
         1845 Walnut Street, Philadelphia, PA 19103

         David E. Bloom, Senior Vice President
         1845 Walnut Street, Philadelphia, PA 19103


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                                                               Page 5 of 9 Pages
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         Nancy J. McGurk, Vice President, Chief Accounting Officer and Treasurer
         1845 Walnut Street, Philadelphia, PA 19103

         Carlos C. Campbell, Director
         President, C.C. Campbell & Company (a management consulting firm) 1845 Walnut Street, Philadelphia, PA 19103

         Andrew M. Lubin, Director
         President, Delaware Financial Group (a private investment firm) 1845 Walnut Street, Philadelphia, PA 19103

         Alan D. Schreiber, M.D., Director
         Professor of Medicine and Assistant Dean for Research and Research Training, University of Pennsylvania School of Medicine
         1845 Walnut Street, Philadelphia, PA 19103

         John S. White, Director
         Senior Vice President, Royal Alliance Associates, Inc.
         (an independent broker/dealer)
         1845 Walnut Street, Philadelphia, PA 19103

         P. Sherrill Neff, Director
         Managing Director, Quaker BioVentures (a life sciences venture fund) 1845 Walnut Street, Philadelphia, PA 19103

         Neither the Reporting Person nor any of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither the Reporting Person nor any of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

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                                                               Page 6 of 9 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         (a) The Reporting Person may purchase additional Common Shares from time to time and may sell any or all of the Common Shares held by it subject to the release of the pledges described in Item 6.

         Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b)- (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Person beneficially owns 1,083,337 Common Shares of the Issuer. Such Common Shares represent 5.2% of the Issuer's Common Shares outstanding.

              Jonathan Z. Cohen, Executive Vice President, Chief Operating Officer and Director of the Reporting Person and Trustee and Secretary of the Issuer beneficially owns 32,440 Common Shares (approximately .16%), holds 645 Common Shares pursuant to the Issuer's 401(k) plan and has the right to acquire an additional 500 Common Shares pursuant to the Issuer's stock option plan.

              Edward E. Cohen, President, Chief Executive Officer and Chairman of the Board of Directors of the Reporting Person holds 37,290 Common Shares in his IRA (approximately .18%).

              Carlos C. Campbell, Director of the Reporting Person beneficially owns 500 Common Shares.

              Steven J. Kessler, Senior Vice President and Chief Financial Officer of the Reporting Person beneficially owns 3,500 Common Shares.

              Freddie M. Kotek, Senior Vice President of the Reporting Person owns 45 Common Shares as custodian for his minor children.

              Alan D. Schreiber, M.D., Director of the Reporting Person beneficially owns 500 Common Shares.

         (b) The Reporting Person maintains sole voting and dispositive power over the Common Shares held by it.

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                                                               Page 7 of 9 Pages
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              Jonathan Z. Cohen maintains sole voting and dispositive power over the Common Shares held by him.

              Edward E. Cohen maintains sole voting and dispositive power over the Common Shares held by him.

              Carlos C. Campbell maintains sole voting and dispositive power over the Common Shares held by him.

              Steven J. Kessler maintains sole voting and dispositive power over the Common Shares held by him.

              Freddie M. Kotek maintains sole voting and dispositive power over the Common Shares held by him and his children.

              Alan D. Schreiber maintains sole voting and dispositive power over the Common Shares held by him.

         (c) During the reporting period, the following sales of Common Shares by the Reporting Person took place:

     March 6, 2003       25,000 shares       $21.3974 per share        NYSE
     March 7, 2003       25,000 shares       $20.8384 per share        NYSE
     March 11, 2003      60,000 shares       $20.756 per share         NYSE
     March 13, 2003      34,100 shares       $20.7701 per share        NYSE
     March 14, 2003      30,000 shares       $21.0282 per share        NYSE
     March 18, 2003      15,000 shares       $21.6824 per share        NYSE

         Prior to the reporting period, in December 2002, the Reporting Person sold a total of 163,500 Common Shares (approximately .87% of the then outstanding Common Shares) pursuant to a Form 144 filed with the Securities and Exchange Commission.

         (d) Not Applicable

         (e) Not Applicable


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                                                               Page 8 of 9 pages
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ITEM 6.  CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         Of the 1,083,337 Common Shares of the Issuer held by the Reporting Person, 500,000 shares are pledged to Sovereign Bank (the "Sovereign Shares") pursuant to the terms of a Pledge Agreement dated July 27, 1999 between Sovereign Bank and the Reporting Person (the "Sovereign Pledge"). The Sovereign Pledge secures the Reporting Person's obligations under a Revolving Credit Loan Agreement and a Note, both dated July 27, 1999 (collectively with the Sovereign Pledge, the "Sovereign Loan Documents"). The Sovereign Loan Documents give Sovereign Bank a first lien on and first security interest in the Sovereign Shares and contain standard default provisions.

         520,000 Common Shares of the Issuer held by the Reporting Person are pledged to Commerce Bank (the "Commerce Shares") pursuant to the terms of a Pledge Agreement dated June 24, 2002 between Commerce Bank and the Reporting Person (the "Commerce Pledge"). The Commerce Pledge secures the Reporting Person's obligations under a Loan and Security Agreement and a $5 Million Line of Credit Note, both dated June 24, 2002 (collectively with the Commerce Pledge, the "Commerce Loan Documents"). The Commerce Loan Documents give Commerce Bank a first lien on and first security interest in the Commerce Shares and contain standard default provisions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         March 26, 2003


                                           RESOURCE AMERICA, INC.
                                           /Michael S. Yecies/
                                           -------------------
                                           Michael S. Yecies, Vice President,
                                           Chief Legal Officer and Secretary